EXHIBIT 12
                                                    TO REGISTRATION STATEMENT

                      RATIO OF EARNINGS TO FIXED CHARGES
                       FOR THE YEAR ENDED DECEMBER 31
                  AND THE THREE MONTHS ENDED MARCH 31, 2000
                                 (UNAUDITED)
                    for S-3 shelf registration statement


                                                                                                         Three months
                                                                                                             ended
                                                             1995     1996     1997     1998     1999    March 31, 2000
                                                         --------------------------------------------------------------
                                                                     (Dollars in thousands)
Net income                                                 114,776   129,077  225,978  228,757  239,769    49,284
Income taxes                                                68,292    74,565  152,363  158,701  189,503    36,484
                                                         --------------------------------------------------------------

Pretax income                                              183,068   203,642  408,341  387,458  429,272    85,768

Adjustments to earnings:

Fixed charges                                               44,484    46,145   57,731  168,586  152,950    36,882
Capitalized interest                                          (746)   (1,063)    (797)    (626)  (1,990)     (741)
Preferred dividends paid to outside parties                   (123)     (420)    (460)    (408)    (403)      (99)
Gross earnings from unconsolidated
 cellular partnerships                                     (20,155)  (26,952) (27,852) (32,869) (29,956)   (2,379)
Distributed earnings from unconsolidated
 cellular partnerships                                       4,957    15,648   16,825   26,515   22,219     1,298
Gross losses from unconsolidated
 cellular partnerships                                          71         0       58        0    2,281     3,835
Minority losses from majority-owned
 subsidiaries                                                 (321)     (239)  (1,437)     (37)     (10)      (55)
                                                         --------------------------------------------------------------

Earnings as adjusted                                       211,235   236,761  452,409  548,619  574,363   124,509
                                                         ==============================================================

Fixed charges:

Interest expense                                            43,615    44,662   56,474  167,552  150,557    36,042
Interest capitalized                                           746     1,063      797      626    1,990       741
Interest portion of rental expense                            -         -        -        -        -          -
Preferred dividends paid to outside parties                    123       420      460      408      403        99
                                                         --------------------------------------------------------------

Total fixed charges                                         44,484    46,145   57,731  168,586  152,950    36,882
                                                         ==============================================================

Ratio of earnings to fixed charges                            4.75      5.13     7.84     3.25     3.76      3.38
                                                         ==============================================================

Ration of earnings to fixed charges and preferred stock
   dividends                                                  4.74      5.10     7.80     3.25     3.75      3.37
                                                         ==============================================================